UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22500

TAG OIL LTD.
(Exact name of registrant as specified in its charter)

Suite 2901, 1050 Burrard Street
Vancouver, British Columbia, Canada, V6Z 2S3
(604) 609-3350
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

TAG Oil Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about November 27, 1993, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its common shares, no par value (the “Common Shares”) under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed with the Commission on September 28, 1993.

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its Common Shares on the TSX Venture Exchange (the “TSX-V”), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Ontario, Canada (the “Primary Jurisdiction”).

B.

The date of the initial listing of the Common Shares on the TSX-V was July 18, 2005. The Common Shares have been listed on the TSX-V since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

To the best knowledge of the Company, for the period commencing on May 20, 2008 and ended on and including May 20, 2009 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 97.87%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

A.	The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 20, 2008 and the last day of such Recent Trading Period is May 20, 2009.

B.	During the Recent Trading Period, the average daily trading volume of the Common Shares: (a) in the United States was 4,899 Common Shares, and (b) on a worldwide basis was 230,435 Common Shares.

C.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 2.13%.

D.	The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.	The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.

The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is the OTC Bulletin Board (“OTCBB”) and TSX Connect (Thomson One), an independent data service provider available to TSX-V listed companies, with respect to both (a) the Common Shares traded on the TSX-V, and (b) the Common Shares traded in the United States on the OTCBB.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on May 27, 2009 (the “News Release”), disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

B. The News Release was disseminated in the United States via PR Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

The following exhibit is attached hereto:

Exhibit Number	Description
99.1	News Release of the Company dated May 27, 2009

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, the Company certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

TAG OIL LTD.

By:	“Garth Johnson”
Garth Johnson
Chief Executive Officer

Dated:	May 27, 2009